CUSIP No. 367299104

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gastar Exploration Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

367299104

(CUSIP Number)

Warren T. Lazarow, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025 (650) 473-2600	Paul S. Scrivano, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036 (212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [ X ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 367299104

1.	Names of Reporting Persons

Palo Alto Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	___
(b)	_X_

3.	SEC Use Only

4. Source of Funds (See Instructions)	AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	___

6. Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	4,674,744
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	4,674,744

11. Aggregate Amount Beneficially Owned by Each Reporting Person	4,674,744

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)	9.3%

14. Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 367299104

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	___
(b)	_X_

3.	SEC Use Only

4. Source of Funds (See Instructions)	AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	___

6. Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	4,674,744
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	4,674,744

11. Aggregate Amount Beneficially Owned by Each Reporting Person	4,674,744

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)	9.3%

14. Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 367299104

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	___
(b)	_X_

3.	SEC Use Only

4. Source of Funds (See Instructions)	AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	___

6. Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	28,000
	8. Shared Voting Power	4,674,744
	9. Sole Dispositive Power	28,000
	10. Shared Dispositive Power	4,674,744

11. Aggregate Amount Beneficially Owned by Each Reporting Person	4,702,744

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)	9.4%

14. Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 367299104

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	___
(b)	_X_

3.	SEC Use Only

4. Source of Funds (See Instructions)	AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	___

6. Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	4,674,744
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	4,674,744

11. Aggregate Amount Beneficially Owned by Each Reporting Person	4,674,744

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)	9.3%

14. Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 367299104

1.	Names of Reporting Persons

Palo Alto Small Cap Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	___
(b)	_X_

3.	SEC Use Only

4. Source of Funds (See Instructions)	AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	___

6. Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,257,172
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,257,172

11. Aggregate Amount Beneficially Owned by Each Reporting Person	3,257,172

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)	6.5%

14. Type of Reporting Person (See Instructions)	PN

CUSIP No. 367299104

1.	Names of Reporting Persons

Palo Alto Small Cap Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	___
(b)	_X_

3.	SEC Use Only

4. Source of Funds (See Instructions)	AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	___

6. Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,775,762
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,775,762

11. Aggregate Amount Beneficially Owned by Each Reporting Person	2,775,762

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)	5.5%

14. Type of Reporting Person (See Instructions)	PN

CUSIP No. 367299104

EXPLANATORY NOTE

This Amendment No. 2 to this Schedule 13D is being filed to correct the allocation among the Filers that was reported by Amendment No. 1 to this Schedule 13D filed on December 11, 2009.

Item 1. Security and Issuer

This statement relates to the Common Shares, no par value (the "Stock") of Gastar Exploration Ltd. (the "Issuer").  The principal executive office of the Issuer is located at 1331 Lamar Street, Suite 1080, Houston, Texas 77010.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)
William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors, Inc. ("PAI Corp"), Palo Alto Small Cap Master Fund, L.P. (“Small Cap Master”), Palo Alto Small Cap Fund, L.P. (“Small Cap”) and Anthony Joonkyoo Yun, MD (collectively, the "Filers").

(b)	The business address of the Filers (other than Small Cap Master) is:

470 University Avenue, Palo Alto, CA 94301

The business address of Small Cap Master is:

Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11, Bermuda

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships, including without limitation Small Cap Master and Small Cap.  The sole manager of PAI LLC is PAI Corp.  Mr. Edwards is the controlling shareholder of PAI Corp and the controlling owner of PAI LLC.  Mr. Yun is the president of PAI Corp and PAI LLC.  Small Cap Master invests in securities of companies, and Small Cap invests in securities of companies indirectly as a limited partner of Small Cap Master.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Edwards and Mr. Yun are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$31,042,599

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes and had previously reported their ownership of the Stock of the Issuer on Schedule 13G.  The Filers have determined to convert the reporting of their ownership of the Stock of the Issuer to a filing on Schedule 13D in order to obtain flexibility to express their views and to take actions with respect to the Issuer, its business, the Stock and the directors and officers of the Issuer.  The Filers have discussed with the Issuer the potential for several proactive measures concerning the Issuer, including changes to the board of directors and management of the Issuer and other strategic alternatives, and the Filers intend to continue engaging in those discussions with the Issuer.  Depending on various factors, the Filers could determine to take one or more, or to support one or more, of the actions described in the next paragraph, including without limitation one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Except as described herein, the Filers have no present plan or proposal that would include any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page.  PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients.  Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No client individually holds more than 5% of the outstanding Stock.  Mr. Edwards is the controlling shareholder of PAI Corp, which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC.  Mr. Yun is the president of PAI Corp and PAI LLC.  The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group.  Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c)           Listed below are all the transactions in the Stock by the Filers during the last 60 days. There were no other transactions in the Stock by the Filers during such period.

Filer	Date	Transaction	Number of Shares Purchased or Sold	Average Price Per Share
PAI LLC	12/10/2009	Sale	4,000,000	$4.24

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships, including Small Cap Master and Small Cap, pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships.  Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A                      Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

CUSIP No. 367299104

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:              December 14, 2009

PALO ALTO INVESTORS, INC. By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
PALO ALTO SMALL CAP MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO SMALL CAP FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William Leland Edwards

CUSIP No. 367299104

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:              November 9, 2009

PALO ALTO INVESTORS, INC. By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
PALO ALTO SMALL CAP MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO SMALL CAP FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards